February 27, 2012
Mr. Edwin Kim
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SMSA Treemont Acquisition Corp. Amendment No. 4 to Form 8-K Filed on January 3, 2012 File No. 000-54096
Dear Mr. Kim:
We thank the Staff for its comment letter of January 30, 2012 relating to the Amendment No. 4 to Form 8-K filed on January 3, 2012. We are herewith submitting our response to the issues raised by the Staff’s comment letter and filing Amendment No. 5 to the above referenced Amendment No. 4 to Form 8-K (“Amendment No. 5”).
For your convenience of reference, we have repeated below, verbatim, the Staff’s comments addressed in this letter (numbered as numbered in the Staff’s comment letter) which are followed by our responses.
Form 8-K/A filed January 3, 2012
General
1.	We note your responses to comments 1 and 2 of our letter dated December 19, 2011 and we reissue them in part. Your revised disclosure does not clearly summarize your ownership structure, and it does not appear to identify all the individuals who hold controlling interests in you and the operating entity. For example, we note that Mr. Xuchun Wang is a beneficial owner of 81.84% of your common stock through the option agreements with Mr. Chongxin Yu. And pages 5, 8, and 40, and Exhibits 10.52 and 10.53 appear to indicate that Mr. Xuchun Wang’s ownership of the shares of Shandong Xiangrui and the common stock of the Company underlying his option agreement are based on informal, undocumented arrangements where he holds such securities as the nominee of the 32 Ruixing Group shareholders. However, it is unclear if there are Ruixing Group shareholders other than Messrs. Meng and Huang who hold 5% or more of your and Xiangrui’s shares, if a block of the 32 Ruixing shareholders hold your shares as a group, or otherwise. In this regard, we note that a significant portion of the 10,632,941 shares held by Mr. Wang on behalf of others does not appear to be included in the table on page 40. Please revise accordingly.

The revised disclosure has been provided in the section entitled Background and History of Xiangrui and the WFOE on page 4 of the Amendment No. 5, the section entitled Background and History of Shandong Xiangrui on pages 5 and 6 of the Amendment No. 5, and in the section entitled Background and History of the Affiliated Companies on page 6 of the Amendment No. 5.
2.	In this regard, please revise the Form 8-K where appropriate to:
•	Include the jurisdictions of the entities in your graphic on page 3 and include the Ruixing Group;
The revised table has been provided in the section entitled Our Corporate Structure on page 3 of the Amendment No. 5.
•	Clarify who the Ruixing Group shareholders are where you state that “the ultimate beneficial owners of the WFOE, that is, the shareholders of Ruixing Group...” and
The revised disclosure has been provided in the section entitled Background and History of Xiangrui and the WFOE on page 4 of the Amendment No. 5, the section entitled Background and History of Shandong Xiangrui on pages 5 and 6 of the Amendment No. 5, and in the section entitled Background and History of the Affiliated Companies on page 6 of the Amendment No. 5.
•	Clarify your statement that the ultimate beneficial owners of you and the WFOE are the same in light of, for example, the 570 shareholders of record referenced on page 46.
The revised disclosure has been provided in the section entitled Background and History of Xiangrui and the WFOE on page 4 of the Amendment No. 5.
3.	Your response letter indicates the enforceability of Mr. Xuchun Wang’s obligations to the Ruixing Group shareholders is based, at least in part, on the potential loss of his production manager job at the Ruixing Group and societal and family pressure. Please revise the Form 8-K where appropriate to reflect this belief and further clarify the principal features of your formal and informal arrangements designed to ensure alignment of interests among the beneficial owners of Shandong Xiangrui and SMSA. Your revised Form 8-K should clearly describe the informal nature and risks of nonenforceability of such arrangements. For example, it appears that your risk factors should address any material risks related to (a) the Ruixing Group shareholders losing their rights, both voting and investment power, of the securities held by Mr. Xuchun Wang through a dispute, or otherwise and (b) Mr. Wang taking action contrary to the interests of non-affiliated SMSA shareholders, whether or not such action is inconsistent with the “family and social pressure.” Please revise accordingly.

The revised disclosure has been provided in the section entitled Background and History of Xiangrui and the WFOE on page 4 of the Amendment No. 5, the section entitled Background and History of Shandong Xiangrui on pages 5 and 6 of the Amendment No. 5 and in the section entitled “Risk Factors — “The directors, executive officers, shareholders and ultimate beneficial owners of our consolidated variable interest entity and our affiliates may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.” on page 27 of the Amendment No. 5.
4.	We note your response to comment 3 of our letter dated December 19, 2011. Please revise the Form 8-K to clarify, if true, that (a) the shareholders of the Ruixing Group control both SMSA and the operating company in China; (b) these persons could take action that “entirely or substantially” removes the alignment of interest between the two entities; and (c) such action could include transferring or otherwise disposing of the contractual arrangements or rights that SMSA has in the operations of Shandong Xiangrui. With a view to disclosure, advise us of any limitations on such actions imposed by contractual or fiduciary duties that the controlling shareholders of the Ruixing Group owe to SMSA.
The revised disclosure has been provided in the section entitled Background and History of Shandong Xiangrui on pages 5 and 6 of the Amendment No. 5 and in the section entitled “Risk Factors —"The directors, executive officers, shareholders and ultimate beneficial owners of our consolidated variable interest entity and our affiliates may materially and adversely affect our business and financial condition.” on page 27 the Amendment No. 5.
5.	In this regard, please advise us where your Form 8-K fully discusses the difficulties U.S.- based shareholders will have to control the operations of Shandong Xiangrui.
The disclosures have been provided in the following sections of the Form 8-K:
•	“Risk Factors — “Our existing stockholder has substantial influence over our company, and his interests may not be aligned with the interests of our other stockholders.” on page 21 of the Amendment No. 5.
•	“Risk Factors — “Our holding company structure may limit the payment of dividends.” on page 22 of the Amendment No. 5.
•	“Risk Factors — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.” on page 23 of the Amendment No. 5.
•	“Risk Factors — We rely on contractual arrangements with our consolidated variable interest entity and its shareholders for our China operations, which may not be as effective as direct ownership in providing us with operational control.” on page 25 of Amendment No. 5

•	“Risk Factors — The PRC government may determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations.” on page 26 of the Amendment No. 5.
•	“Risk Factors — The directors, executive officers, shareholders and ultimate beneficial owners of our consolidated variable interest entity and our affiliates may materially and adversely affect our business and financial condition.” on page 27 the Amendment No. 5.
•	“Risk Factors — The WFOE’s contractual arrangements with Shandong Xiangrui and the payment arrangement thereunder may be challenged by the PRC tax authorities and may result in adverse tax consequences to us.” on page 28 of the Amendment No. 5.
•	“Risk Factos — We rely on the approval certificates and business licenses held by the WFOE and Shandong Xiangrui, and any deterioration of the relationship between the WFOE and Shandong Xiangrui could materially and adversely affect our business operations.” on page 28 of the Amendment No. 5.
•	“Risk Factors — If the WFOE exercises the purchase right over Shandong Xiangrui’s share capital pursuant to the VIE Agreements, the payment of the purchase price could materially and adversely affect our financial position.” on page 28 of the Amendment No. 5.
•	“Risk Factors — Shandong Xiangrui’s non-performance under the VIE Agreements may cause severe and irreparable harm to our business, operations and reputation.” on page 28 of the Amendment No. 5.

We appreciate your prompt review of this response letter and are available at your convenience to discuss any further comments that you may have in response to this letter and/or Amendment No. 5. SMSA Treemont Acquisition Corp. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Guo Wang
Guo Wang
Chief Executive Officer
cc: Wencai Pan (Chief Financial Officer)

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